SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                           --------------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                              (Amendment No. 5)(1)

                           --------------------------

                              STAFF LEASING, INC.
                                (Name of Issuer)

                       Shares of Common ($.01 per value)
                         (Title of Class of Securities)

                                   0008523811
                                 (CUSIP Number)

                           --------------------------

                                   BNP Paribas
                                 499 Park Avenue
                               New York, NY 10022
                                 (212) 415-9600
                         Attention: Jean-Pierre Bernard


       Paul E. Glotzer, Esq.                  Anthony F. Essaye, Esq.
Cleary, Gottlieb, Steen & Hamilton       Clifford Chance Rogers & Wells LLP
         One Liberty Plaza                   607 Fourteenth Street, NW
        New York, NY 10006                   Washington, DC 20005-2018
          (212) 225-2000                           (202) 434-0700



                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                           --------------------------

                                 March 30, 2000
             (Date of Event which Requires Filing of this Statement)

--------------------------------------------------------------------------------
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]
--------------------------------------------------------------------------------
                         (Continued on following pages)

                              (Page 1 of 19 Pages)

[Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.]

[(1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.]

CUSIP No. 0008523811                   13D                   Page 3 of 19 Pages


________________________________________________________________________________
1

     BNP Paribas IRS Identification No. 94-1677765

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

     N/A

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

     2(c)

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Republic of France

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0*

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0*

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0*

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0

________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     BK

________________________________________________________________________________

* BNP Paribas may be deemed to be the beneficial owner of the Common Stock of Staff Leasing, Inc. reported herein through its ownership of Paribas North America, Inc. and Paribas Principal, Inc. Such indirect ownership of Staff Leasing, Inc. is not included above so as to avoid double counting.

CUSIP No. 0008523811                   13D                   Page 4 of 19 Pages


________________________________________________________________________________
1

     Paribas North America, Inc.  IRS Identification No. 13-1929559

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

     N/A

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

     2(c)

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         425,000*

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         425,000*

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     425,000*

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.0

________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     CO

________________________________________________________________________________


* In addition to this direct ownership, Paribas North America, Inc. may be deemed to be the beneficial owner of the Common Stock of Staff Leasing, Inc. reported herein by Paribas Principal, Inc. through its ownership of Paribas Principal, Inc. Such indirect ownership of Staff Leasing, Inc. is not included above so as to avoid double counting.

CUSIP No. 0008523811                   13D                   Page 5 of 19 Pages


________________________________________________________________________________
1

     Paribas Principal, Inc.  IRS Identification No. 13-3529118

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

     N/A

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

     2(c)

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     State of New York

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         2,321,891

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         2,321,891

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,321,891

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.7

________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     CO

________________________________________________________________________________

     BNP Paribas (successor by merger of Paribas S.A. with and into Banque Nationale de Paris ("BNP") as of May 23, 2000), Paribas North America, Inc. ("PNA"), and Paribas Principal, Inc. ("PPI"), collectively the "Reporting Persons", hereby amend the report on Schedule 13D, dated March 19, 1999. This report was previously amended by Amendment No. 1 dated April 8, 1999, Amendment No. 2 dated April 22, 1999, Amendment No. 3 dated December 22, 1999, and Amendment No. 4 dated April 7, 2000. The initial Schedule 13D and the amendments thereto are collectively referred to herein as the "Schedule 13D", filed by Banque Nationale de Paris, PNA, PPI and Paribas in respect of the common stock, par value $.01 per share (the "Common Stock"), of Staff Leasing, Inc., a Florida corporation (the "Company"). Capitalized terms used but not defined herein shall have the meaning attributed to such terms in the Schedule 13D. The principal executive offices of the Company are located at 600 301 Boulevard West, Suite 202, Bradenton, FL 34205.

Item 2. Identity and Background.

     The first paragraph of Item 2 is amended and restated in its entirety as follows:

          "This statement is being filed by (i) PPI, a corporation organized under New York law, (ii) PNA, a corporation organized under Delaware law, and (iii) BNP Paribas, a banking organization established under the laws of the Republic of France which engages in activities and maintains holdings in a number of jurisdictions."

     The first sentence of the second paragraph of Item 2 is amended and restated as follows:

     "PPI is a wholly-owned subsidiary of PNA which in turn is a wholly-owned subsidiary of BNP Paribas."

     The first sentence of the third paragraph of Item 2 is amended and restated as follows:

     "PNA is a holding company through which BNP Paribas holds investments in the United States."

     The fourth paragraph of Item 2 is amended and restated in its entirety as follows:

     "Paribas, formerly a wholly-owned bank subsidiary of BNP, was merged on May 23, 2000 with and into BNP, forming BNP Paribas which engages in banking and financial services worldwide."

     The sixth paragraph of Item 2 is amended and restated as follows:

     "The attached Schedule I is a list of the executive officers and directors of PPI, PNA, and BNP Paribas, which contains the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship."

     The final paragraph of Item 2 of the Schedule 13D is amended and restated as follows:

          "During the last five years, neither PPI, PNA, BNP Paribas nor, to the best of PPI's, PNA's, or BNP Paribas' knowledge, any person named on
     Schedule I hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws."

Item 4. Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended to reflect the change in the plan of the Reporting Persons regarding the Company, by replacing the paragraph starting with "PPI, by a letter of intent . . ." and inserting the following instead:

          "PPI, by a letter of intent dated March 29, 2000 (the "LOI" attached hereto as Exhibit 5), has entered into an agreement with affiliates of a U.S. investment advisory company, to sell a fraction of its ownership interest in the Company. Confidential treatment has been requested as to portions of this LOI not involving the potential sale of the Company's stock. It is anticipated that the affiliates of the U.S. investment advisory company will acquire 212,500 shares of Common Stock and warrants exercisable into 499,185 shares of Common Stock for nine hundred thirty-three thousand eight dollars ($933,008.00).

Item 5. Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is hereby amended to read as follows:

          "Set forth in the table below is the number and percentage of shares of Common Stock beneficially owned by each Reporting Person. None of the Reporting Persons beneficially owns shares of any other class of capital stock of the Company.

                              Number of Shares         Number of Shares
                             Beneficially Owned    Beneficially Owned with    Aggregate Number of       Percentage of
                            with Sole Voting and      Shared Voting and       Shares Beneficially    Class Beneficially
            Name            Dispositive Power(1)      Dispositive Power              Owned                 Owned (2)
   Reporting Persons(3)           2,746,891                    0                  2,746,891                 12.7%
   PPI(4)                         2,321,891                    0                  2,321,891                 10.7%
   PNA(5)                           425,000                    0                    425,000                  2.0%
   BNP Paribas(6)                         0                    0                          0                  0.0%

          (1) Pursuant to Rule 13d-3 under the Exchange Act, a person is deemed to be a "beneficial owner" of a security if that person has or shares voting power" (which includes the power to vote or to direct the voting of such security) or "investment power" (which includes the power to dispose or to direct the disposition of such security). A person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership (such as by exercise of options pursuant to a conversion feature of a security) on or within 60 days after the date hereof. In addition, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to a beneficial owner of securities as to which he or she may disclaim any beneficial interest.

          (2) The percentages of Common Stock indicated in this table are based on the 21,701,762 shares of Common Stock outstanding as of March 31, 2000 as disclosed in the Company's most recent Form 10-Q filed with the Securities and Exchange Commission. Any Common Stock not outstanding which is subject to options or conversion privileges which the beneficial owner had the right to exercise on or within 60 days after the date hereof is deemed outstanding for purposes of computing the percentage of Common Stock owned by such beneficial owner and for the Reporting Persons but is not deemed outstanding for the purpose of computing the percentage of outstanding Common Stock owned by any other beneficial owner.

          (3) Includes (i) 1,323,521 shares of Common Stock owned of record by PPI, (ii) warrants to purchase 998,370 shares of Common Stock owned of record by PPI, and (iii) 425,000 shares of Common Stock owned of record by PNA.

          (4) Includes (i) 1,323,521 shares of Common Stock owned of record by PPI, and (ii) warrants to purchase 998,370 shares of Common Stock owned of record by PPI.

          (5) Includes 425,000 shares of Common Stock owned of record by PNA. PNA may also be considered the beneficial owner of the shares reported by PPI herein through its ownership of PPI. Such shares are not included in the table so as to avoid double counting.

          (6) The shares reported by PPI and PNA herein may be attributed to BNP Paribas through its ownership of PNA and PPI. Such shares are not included in the table so as to avoid double counting.

          To the best knowledge of PPI, PNA and BNP Paribas, no executive officer or director of PPI or PNA beneficially owns any securities of the Company except that certain executive officers and directors of PNA and PPI beneficially own an aggregate of 154,951 shares of Common Stock (representing 0.7% of the outstanding shares of Common Stock) and warrants exercisable into 153,569 shares of Common Stock (representing 0.7% of the outstanding shares of Common Stock) and have sole voting and dispositive power with respect thereto. The Reporting Persons do not have any reason to believe that any executive officer or director of BNP Paribas beneficially owns any securities of the Company although no actual inquiry of such persons has been made."

Item 7. Materials to be Filed as Exhibits.

     Item 7 is amended to restate Exhibit 4 as follows:

          "4. Joint Filing Agreement, dated July __, 2000 among the Reporting Persons."

          "5.  Letter of Intent dated March 29, 2000.*"

* Portions of which have been omitted pursuant to a request for confidential treatment.

                                    SIGNATURE

     Each Reporting Person certifies that, after reasonable inquiry and to the best of its knowledge and belief, the information set forth in this statement is true, complete and correct.

July 28, 2000

                                            BNP PARIBAS



                                            By:  /s/ M.S. Alexander
                                               ------------------------
                                                  Name: M.S. Alexander
                                                  Title: Managing Director



                                            PARIBAS NORTH AMERICA, INC.



                                            By:  /s/ Donna Kiernan
                                               ------------------------
                                                  Name: Donna Kiernan
                                                  Title: Chief Financial Officer


                                            PARIBAS PRINCIPAL, INC.



                                            By:  /s/  M. S. Alexander
                                               ------------------------
                                                Name: M. S. Alexander
                                                Title: President

                                   Schedule I

     Schedule I is hereby amended and restated in its entirety by the following:

          The following tables set forth for the directors and executive officers of PPI, PNA and the board members of BNP Paribas (i) the name and citizenship of each such person; (ii) the present principal occupation or employment of each such person; and (iii) the name, principal business and address of any business corporation or other organization in which such occupation or employment is conducted.

                                       A.

                             PARIBAS PRINCIPAL, INC.
                             OFFICERS AND DIRECTORS


Name/Position                         Citizenship               Name and business address of employer
-------------                         -----------               -------------------------------------
M.S. Alexander                        United States             Paribas Principal, Incorporated
President/Director                                              787 Seventh Avenue
                                                                New York, NY  10019

Philippe Blavier                      France & U.S.             BNP Paribas
Director                                                        3 rue d'Antin
                                                                75002 Paris, France

Jeffrey Youle                         United States             BNP Paribas
Secretary/Director                                              787 Seventh Avenue
                                                                New York, NY  10019

Everett Schenk                        United States             BNP Paribas
Director                                                        787 Seventh Avenue
                                                                New York, NY  10019

Herve Couffin                         France                    Paribas Affaires Industrielles
Director                                                        3 rue d'Antin
                                                                75002 Paris, France

Donna Kiernan                         United States             BNP Paribas
Chief Financial Officer                                         787 Seventh Avenue
                                                                New York, NY  10019

George Billeci                        United States             BNP Paribas
Assistant Secretary                                             787 Seventh Avenue
                                                                New York, NY  10019

                                       B.

                           PARIBAS NORTH AMERICA, INC.
                             OFFICERS AND DIRECTORS

Name/Position                         Citizenship               Name and business address of employer
-------------                         -----------               -------------------------------------
Dominique Hoenn                       France                    BNP Paribas
Chairman of the Board                                           3 rue d'Antin
                                                                75002 Paris, France

Bernard Allorent                      France                    BNP Paribas
Director                                                        3 rue d'Antin
                                                                75002 Paris, France

Philippe Blavier                      France                    BNP Paribas
Director                                                        3 rue d'Antin
                                                                75002 Paris, France

Amaury de Seze                        France                    BNP Paribas
Director                                                        3 rue d'Antin
                                                                75002 Paris, France

David Brunner                         United States             BNP Paribas
Director                                                        787 Seventh Avenue
                                                                New York, NY  10019

Alain Louvel                          France                    BNP Paribas
Director                                                        787 Seventh Avenue
                                                                New York, NY  10019

Everett Schenk                        United States             BNP Paribas
CEO, Director                                                   787 Seventh Avenue
                                                                New York, NY  10019

G. Timothy Deason                     United States             BNP Paribas
Vice President, Secretary and                                   787 Seventh Avenue
General Counsel                                                 New York, NY  10019

Donna Kiernan                         United States             BNP Paribas
Chief Financial Officer                                         787 Seventh Avenue
                                                                New York, NY  10019

Dennis Lerner                         United States             BNP Paribas
Tax Director                                                    787 Seventh Avenue
                                                                New York, NY  10019

Wendy Gould                           United States             BNP Paribas
Tax Manager                                                     787 Seventh Avenue
                                                                New York, NY  10019

                                       C.

                                   BNP PARIBAS
                               BOARD OF DIRECTORS


Name/Position                         Citizenship               Title and name and business address of employer
-------------                         -----------               -----------------------------------------------
Michel Pebereau                       France                    Chairman and CEO
Chairman and CEO                                                BNP Paribas
                                                                16 boulevard des Italiens
                                                                75009 Paris, France

Baudouin Prot                         France                    President and COO
COO and Director                                                BNP Paribas
                                                                16 boulevard des Italiens
                                                                75009 Paris, France

Patrick Auguste                       France                    BNP Paribas
Director                                                        33/35 avenue de Lowendal
                                                                75015 Paris, France

Jean-Louis Beffa                      France                    Chairman and CEO
Director                                                        Saint-Gobain
                                                                Les Miroirs
                                                                18 avenue d'Alsace
                                                                F-92400, Courbevoie, France

Jacques Friedmann                     France                    80 avenue de Bretauil
Director                                                        75015 Paris, France

Francois Grappotte                    France                    Chairman and CEO
Director                                                        Legrand
                                                                128 avenue Delattre de Tassigny
                                                                87045 Limoges Cedex, France

Philippe Jaffre                       France                    (formerly Chairman and CEO of Elf Aquitaine)
Director                                                        SAFREP
                                                                38 rue Marbeuf
                                                                75008 Paris, France

Alain Joly                            France                    Chairman and CEO
Director                                                        L'Air Liquide
                                                                75 quai d'Orsay
                                                                75007 Paris, France

Name/Position                         Citizenship               Title and name and business address of employer
-------------                         -----------               -----------------------------------------------
Jean-Marie Messier                    France                    Chairman and CEO
Director                                                        Vivendi
                                                                42 avenue de Friedland
                                                                75380 Paris, France

Lindsay Owen-Jones                    United Kingdom            Chairman and CEO
Director                                                        L'Oreal
                                                                14 rue Royale
                                                                75008 Paris, France

Davis Peake                           United Kingdom            Chairman of the Board
Director                                                        BNP-UK Holdings Limited
                                                                8-13 King William Street
                                                                P.O. Box 416
                                                                London EC4P 4HS England

Louis Schweitzer                      France                    Chairman and CEO
Director                                                        Renault
                                                                13-15 quai Alphonse LeGallo
                                                                F-92513 Boulogne, France

Rene Thomas                           France                    Honorary Chairman
Director                                                        BNP Paribas
                                                                16 boulevard des Italiens
                                                                75009 Paris, France

Karl Bernhard Walter                  Germany                   Chairman of the Board
Director                                                        Dresdner Bank
                                                                Jurgen-Ponto-Platz 1
                                                                60301 Frankfurt, Germany

Jean-Marie Gianno                     France                    2 boulevard Victor Hugo
Director                                                        06000 Nice, France

Philippe Mussot                       France                    BNP Paribas
Director                                                        1 Place de la Republique
                                                                72000 Le Mans, France

Claude Bebear                         France                    Chairman
Director                                                        AXA Group
                                                                23 avenue Matignon
                                                                75008 Paris, France

Michel Francois-Poncet                France                    Vice Chairman
Director                                                        BNP Paribas
                                                                16 boulevard des Italiens
                                                                75009 Paris, France

Name/Position                         Citizenship               Title and name and business address of employer
-------------                         -----------               -----------------------------------------------
Paul-Louis Halley                     France                    Chairman, President and CEO
Director                                                        Promodes
                                                                BP 17 Route de Paris
                                                                14120 Mondeville, France

Denis Kessler                         France                    President
Director                                                        Federation Francais des Societes d'Assurances
                                                                26 boulevard Hausmann
                                                                75009 Paris, France
                                                                (Vice President - MEDEF)

                                  Exhibit Index

Exhibit No.                        Description
----------------------------------------------
4.   Joint Filing Agreement, dated July __, 2000 among the Reporting Persons.

5.   Letter of Intent dated March 29, 2000.*

     * Portions of which have been omitted pursuant to a request for confidential treatment